Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	21,645,492
Cash segregated under federal regulations		3,337,895
Securities commissions receivable		7,043,927
Fees receivable		7,143,708
Prepayments for customer research services credits		55,235
Prepaid expenses and other		342,274
Fixed assets, net		135,520
Deferred income taxes, net		54,407,859
Total assets	$	94,111,910

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	2,039,958
Compensation payable		2,287,710
Accrued expenses		801,861
Payable to brokers and subadvisors		3,801,179
Due to affiliates		739,629
Taxes payable		625,801
Incentive compensation liabilities		1,466,435
Other liabilities		55,100
Total liabilities		11,817,673

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		77,455,889
Retained earnings		4,838,348
Total member's equity		82,294,237
Total liabilities and member's equity	$	94,111,910

The accompanying notes are an integral part of these financial statements.